SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

KAISER VENTURES, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.03 PER SHARE
(TITLE OF CLASS OF SECURITIES)

483088 10 0
(CUSIP NUMBER OF CLASS OF SECURITIES)
Ronald E. Bitonti, Chairman, Administrative Committee
New Kaiser Voluntary Employees' Beneficiary Association
9810 Sierra Avenue, Suite A
Fontana, CA 92335
(402) 346-6000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

October 13, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

 CUSIP No.	483088 10 0


1.	Name of Reporting Person		New Kaiser Voluntary Employees' Beneficiary
                              Association


  	S.S. or I.R.S. Identification
  	No. of Above Person			                          33-0330153


2.	Check the Appropriate Box				                   	(a) [  ]
  	if a Member of a Group						                     (b) [  ]
  	(See Instructions)


3.	SEC Use Only


4.	Source of Funds					           	            not applicable
  	(See Instructions)


5.	Check Box if Disclosure of Legal
  	Proceedings is Required Pursuant				                 [  ]
  	to Items 2(d) or 2(e)


6.	Citizenship or Place
	  of Organization					California


Number of		                7.   Sole Voting Power
Shares									                                       3,456,136
Beneficially		             8.   Shared Voting Power
Owned by
Each			                    9.   Sole Dispositive Power
Reporting							                                     	3,456,136
Person With		              10.  Shared Dispositive Power


11.	Aggregate Amount Beneficially
   	Owned by Each Reporting Person

								                                              3,456,136
12.	Check Box if the Aggregate Amount
	   in Row (11) Excludes Certain Shares				             [  ]
	   (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
							                               	3,456,136 divided by 10,399,841 = 33.4%

14.	Type of Reporting Person
    (See Instructions)						           EP






















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ITEM 1.  SECURITY & ISSUER

	Common stock, par value $.03.

	Kaiser Ventures, Inc.
	Suite 301
	8300 Utica Avenue
	Rancho Cucamonga, CA  91730


ITEM 2.  IDENTITY & BACKGROUND

	(a)	New Kaiser Voluntary Employees' Beneficiary Association,
		   an employee benefit trust

	(b)	Suite A
		   9810 Sierra Avenue
		   Fontana, CA  92335

	(c)	Not applicable.

	(d)	Not applicable.

	(e)	Not applicable.

	(f)	Organized in California.


ITEM 3.  SOURCE & AMOUNT OF FUNDS OR OTHER CONSIDERATION

	Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION

 The Coleridge Group ("Coleridge") has investment authority and has fiduciary duty with respect to the shares of the Company owned by New Kaiser Voluntary Employees' Beneficiary Association (the "VEBA"). The VEBA currently owns 3,456,136 shares of the Company, representing 33.4% of the Company's outstanding common stock.

 As financial advisor to the VEBA, Coleridge is considering various methods by which the value of the shares it manages could be enhanced. On October 13, 1997, Coleridge entered into a Cooperation Agreement with Pacholder Associates, Inc. ("PAI") (the "Agreement"). PAI has investment authority with respect to shares in the Company held by the Pension Benefit Guaranty Corporation ("PBGC"). A copy of the Agreement is attached as Exhibit A.
Under the Agreement, PAI and Coleridge have agreed to meet to discuss certain matters relating to the Company, including, but not limited to, historical evaluations of the Company performance; potential opportunities and/or prospects for the Company; review of strategies advanced by the Company and the effects of those strategies on shareholders; analysis of shareholder interests and needs; and specific strategies. The specific strategies which will be considered by PAI and Coleridge pursuant to the Agreement include, without limitation:

	 (a)	the adoption of Company policies through the parties' position on the
Company's Board of Directors to:

		   	(1)	require Board involvement in all negotiations concerning any material assets owned by the Company;

		   	(2)	examine the feasibility of distributing certain stock in Penske
          Motorsports, Inc. held by the Company;

		   	(3)	distribute or securitize certain water rights held by the Company;

		   	(4)	dispose of or otherwise hypothecate the interest in Eagle Mountain;
          and/or

		   	(5)	a sale or merger of the Company; or

		(b)	a joint sale of the stock of PBGC and the VEBA in the Company.

 PAI and Coleridge have agreed to pursue in good faith one or more of these strategies. If PAI and Coleridge reach a mutual agreement on any such action, such agreement will bind each to the set of outcomes decided upon. In addition, to the extent either PAI or Coleridge is presented with a strategy not contemplated by the Agreement, it shall disclose fully such additional strategy to the other and each will be given the opportunity to participate on a pro rata basis in any such additional strategy. No agreement with respect to any strategy has been reached at this time, and the VEBA is unable to predict whether any agreement will be reached. However, if agreement is reached on any of the matters listed above, action may be taken in accordance with such agreement at any time without regard to the prior filing of a further Amendment to this Schedule 13D. Coleridge will meet with PAI and with management of the Company concerning the matters set forth in the Agreement and with respect to other matters concerning the value of shares of the Company which Coleridge manages.

 Any determination by Coleridge to take any of the actions listed above will be based on various factors, including, but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to the VEBA, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

	(a)	3,456,136 (shares of issuer held by New Kaiser Voluntary Employees'
     Beneficiary Association) divided by 10,399,841 (issued and outstanding shares of issuer) = 33.4%

	(b)	3,456,136.

	(c)	Not applicable.

	(d)	Not applicable.

	(e)	Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
	  WITH RESPECT TO SECURITIES OF THE ISSUER

	The information required by this Item is described in Item 4 herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

	The following exhibits are filed as exhibits to this Amendment No. 2 to
Schedule 13D:

	A.	Cooperation Agreement, dated and effective as of October 13, 1997, by and between The Coleridge Group and Pacholder Associates, Inc.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1997

                                            		NEW KAISER VOLUNTARY EMPLOYEES'
		                                            BENEFICIARY ASSOCIATION


	                                            	/s/ Ronald E. Bitonti
                                              -------------------------------
                                            		Ronald E. Bitonti, Chairman,
                                           		  Administrative Committee

 	EXHIBIT A

 COOPERATION AGREEMENT

	This Cooperation Agreement, dated and effective as of October 13, 1997, is by and between The Coleridge Group, a sole proprietorship ("Coleridge") and
Pacholder Associates, Inc. ("PAI").

                    	RECITALS

	WHEREAS, New Kaiser Voluntary Employees' Beneficiary Association ("VEBA") and
the Pension Benefit Guaranty Corporation ("PBGC") are each a shareholder of
Kaiser Ventures Inc., a Delaware corporation, and its subsidiaries
(collectively, the "Company"); and

	WHEREAS, Coleridge has investment authority and has fiduciary duty with respect to the shares of the Company owned by VEBA; and

	WHEREAS, PAI has investment authority and has fiduciary duty with respect to the shares of the Company owned by the PBGC; and

	WHEREAS, together the parties hereto have investment authority over a controlling share of the stock in the Company; and

	WHEREAS, appropriate documents have been filed with the Securities Exchange
Commission in order to permit the parties hereto to meet and discuss Company issues; and

	WHEREAS, the parties hereto desire to participate in such process and be bound by the terms of the commitment to pursue strategies jointly with each
other; and  	WHEREAS, by virtue of this Cooperation Agreement neither
Coleridge nor VEBA shall be deemed to be a fiduciary of either PAI or PBGC, and neither PAI nor PBGC shall be deemed to be a fiduciary of Coleridge or
VEBA for any purpose; and 	 	WHEREAS, this Cooperation Agreement shall not
affect the fiduciary duties owed by Coleridge to VEBA or by PAI to PBGC; and

	WHEREAS, the parties desire to set forth their agreement with respect to cooperation, as set forth below.

	NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

	Section 1. Sharing of Information. The parties hereto have met and will continue to meet to discuss certain matters relating to the Company. Such discussion topics include, but are not limited to:

	a)	historic evaluations of Company performance;
	b)	potential opportunities and/or prospects for the Company;
	c)	review of strategies advanced by the Company and the effects of those strategies on shareholders;
	d) analysis of shareholder interests and needs; and
	e)	specific strategies described in Section 2.

 Section 2. Strategies. The parties hereto have negotiated in good faith and will, in accordance with Section 3 below, pursue a variety of actions which may, but shall not be limited to, be one or more of the following strategies:

	a)	the adoption of Company policies through the parties' position on the
Company's Board of Directors to:
		1.	require greater Board involvement in negotiations concerning any material assets owned by the Company;
		2.	examine the feasibility of distributing the Penske stock;
		3.	distribute or securitize the water company rights;
		4.	pursue the full development and operation of the Eagle Mountain landfill project so as to maximize shareholder value; and/or
		5.	sell or merge the Company; or
    	b)	joint sale of Company stock.

	Section 3.  Commitment to Strategy.  The parties hereto commit to pursue in good faith one or more of the strategies described in Section 2.  Once the parties have reached mutual agreement on the terms of any such action, such agreement will bind each party to the outcome or set of outcomes described above.

	Section 4.  Other Strategies.  To the extent either party hereto is presented with a strategy not contemplated by this Agreement, such party shall fully disclose such additional strategy to the other party.  The parties hereto agree that each will be given an opportunity to participate on a pro rata basis (based on number of shares owned) in any such additional strategy.  If either party declines any such strategy, the other party may participate without restriction.

	Section 5.  Company Management.  The parties hereto intend to work with the
Board of Directors and officers of the Company to develop the strategies described herein.  Nothing contained in this Cooperation Agreement shall be construed as implementing a change in control of the Company.

	Section 6. Confidentiality. All information received by either party pursuant to this Cooperation Agreement shall be strictly confidential and shall not be disclosed to any third party without the prior written consent of the parties hereto. This confidentiality covenant shall survive this Cooperation Agreement.

	Section 7. Severability. If any provision of this Agreement or any said provision shall be held invalid or unenforceable by a court of competent jurisdiction, the remaining effect, and the provision or portion thereof effected by such holding shall be modified, if possible, so that it is enforceable to the maximum extent permissible.

	Section 8.  Governing Law and Forum.  This Agreement shall be governed by and construed in accordance with the laws of the State of California.

	Section 9.  Term of Agreement/Mutual Dissolution.  This Agreement will terminate without further action on October 1, 2000 and may be terminated at
any time prior thereto with the consent of both parties.  	Section 10.  Entire
Agreement.  This Agreement constitutes the entire agreement of the parties regarding the subject matter hereof and may not be modified except by written consent of each party.

	Section 11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

 	IN WITNESS WHEREOF, the parties hereto have caused in this Agreement to be executed by their duly authorized representative as of the date first written above.

                                   	PACHOLDER ASSOCIATES, INC.


                                   	By /s/ Thomas M. Barnhart II
                                   	Name Thomas M. Barnhart II
                                   	Title Senior VP/Associate General Counsel



                                   	THE COLERIDGE GROUP


                                   	By	/s/Gary E. Gibbons
                                   	Name Gary E. Gibbons
                                   	Title Its Sole Proprietor






















































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